Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
805.447.1000
www.Amgen.com

August 17, 2007

VIA EDGAR

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Amgen Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File Number: 000-12477

Dear Mr. Rosenberg:

This letter is written in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in its letter of June 29, 2007 (the “Letter”), and in follow up to our letter dated July 19, 2007.

The Company acknowledges your statement in the Letter that the purpose of the Staff’s review was to assist Amgen Inc. (the “Company” or “Amgen”) in its compliance with the applicable disclosure requirements and to enhance the overall disclosure of its filings with the Commission. We look forward to working with you in enhancing our disclosures in future filings.

For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations, page 64

Write-off of acquired in-process research and development, page 70

1.	Please tell us, and provide us, in disclosure-type format the following information relating to the in-process research and development acquired:

a.	Disclose the specific nature and fair value of each significant in-process research and development project acquired.

b.	Disclose the completeness, complexity and uniqueness of the projects at the acquisition date.

c.	Disclose the nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.

d.	Explain the risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

e.	Disclose the significant appraisal assumptions, such as:

i.	the period in which material net cash flows from significant projects are expected to commence;

ii.	material anticipated changes from historical pricing, margins and expense levels; and

iii.	the risk adjusted discount rate applied to the project’s cash flows.

f.	In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Response:

In response to the Staff’s comment, we supplementally provide the Staff with the following information in disclosure-type format as requested. We propose to incorporate disclosure in a similar format in future Form 10-K filings.

The estimated fair value of acquired in-process research and development (“IPR&D”) projects and technologies which have not reached technological feasibility at the date of acquisition and which we determine will not have an alternative future use are immediately expensed. In 2006, we incurred charges of $1,101 million and $130 million, associated with the write-off of the estimated fair value of IPR&D acquired in the Abgenix, Inc. (“Abgenix”) and Avidia, Inc. (“Avidia”) acquisitions, respectively (see Note 7, “Acquisitions” to the Consolidated Financial Statements). In 2004, we incurred a charge of $554 million, associated with the write-off of the estimated fair value of IPR&D acquired in the Tularik Inc. (“Tularik”) acquisition (see Note 7, “Acquisitions” to the Consolidated Financial Statements).

Of the $1,101 million of acquired IPR&D written off in connection with the Abgenix acquisition, approximately $770 million related to the estimated fair value of the rights which we did not own pursuant to our agreement with Abgenix to jointly develop and commercialize panitumumab. Panitumumab was Abgenix’s fully human monoclonal antibody which, at acquisition, was in phase 2/3 clinical trials for the treatment of certain types of cancer. The remaining approximately $330 million related to the estimated fair value of a royalty that we would have owed to Abgenix in respect of future sales of denosumab as a result of using certain of Abgenix’s patented technology in the development of this product candidate. Denosumab is a fully human monoclonal antibody that is a key mediator of the resorptive phase of bone remodeling and, at acquisition, was in phase 2/3 clinical trials for various types of bone diseases.

Panitumumab received U.S. Food and Drug Administration approval in late September 2006 for the treatment of metastatic colorectal cancer after disease progression on, or following fluoropyrimidine-, oxaliplatin- and irinotecan-containing chemotherapy regimens and is marketed as Vectibix™ in the United States. Both panitumumab and denosumab are still being developed for all major indications contemplated at the time of their acquisition.

We used the “income method” to determine the estimated fair value of acquired IPR&D, which uses a discounted cash flow model and applies a probability weighting based on estimates of successful product development and commercialization to the estimated future net cash flows resulting from projected revenues and related costs. The estimated after-tax cash flows were probability weighted at success rates ranging from 43% to 85% to take into account the stage of completion and the risks surrounding successful development and commercialization of the underlying technologies. These cash flows were then discounted to present value using a discount rate of 10%. The incremental research and development expenses assumed to be incurred to obtain necessary regulatory approvals for various indications of panitumumab were estimated at the time of acquisition at approximately $300 million and would be incurred during the fiscal years 2006 through 2011. The elimination of the royalty on potential future sales of denosumab did not result in us incurring any incremental research and development expenses.

The major risks and uncertainties associated with the timely and successful completion of these projects are our ability to confirm their safety and efficacy based on the data from clinical trials, our ability to obtain necessary regulatory approvals, and our ability to successfully complete these projects within budgeted costs. We are not able to market a human therapeutic without obtaining necessary regulatory approvals, and such approvals require completing clinical trials that demonstrate a product candidate is safe and effective.

The above assumptions were prepared solely for the purposes of estimating fair values of these projects as of the date of their acquisition. However, we cannot provide assurance that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. Consequently, the eventual realized value of the acquired IPR&D may vary from its estimated value at the date of acquisition.

We supplementally advise the Staff that there were no individually significant IPR&D projects acquired and written off in the acquisitions of Avidia and Tularik.

Notes to Consolidated Financial Statements, page F-6

7. Acquisitions, page F-25

Avidia, Inc., page F-25

2.	Your disclosure states that you may be required to pay “additional amounts upon the achievement of certain future events”. Please provide us, in disclosure-type format, a discussion of the amounts payable, the events that will trigger these payments, and the timing associated with these payments.

Response:

In response to the Staff’s comment, we supplementally provide the Staff with the following information in disclosure-type format as requested. We propose to incorporate disclosure in a similar format in future Form 10-K filings.

We may be required to pay an additional $30 million to the former Avidia shareholders if on or before October 24, 2009 we complete the first dosing in humans of a once per week subcutaneous formulation of a specified interleukin 6 inhibitor molecule developed using Avidia’s proprietary methodology. We also may be required to make an additional payment to the former Avidia shareholders if on or before December 31, 2010 we complete the first dosing of a registration-enabling clinical trial with any interleukin 6 inhibitor molecule developed using Avidia’s proprietary methodology. If the first such dosing is completed on or before December 31, 2009, the amount of the payment owed would be $30 million; if the first dosing is completed after December 31, 2009 but on or before December

31, 2010, the amount of the payment owed would be reduced to $5 million.

Pursuant to your request, the Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles Ruck of Latham & Watkins LLP at (714) 755-8245 or me at (805) 447-1000 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ ROBERT A. BRADWAY
Robert A. Bradway Executive Vice President and Chief Financial Officer

cc:	Ms. Tabatha Atkins (U.S. Securities and Exchange Commission)

Ms. Mary Mast (U.S. Securities and Exchange Commission)

David J. Scott, Esq. (Amgen Inc.)

Charles K. Ruck, Esq. (Latham & Watkins LLP)

Mr. Don Ferrera (Ernst & Young LLP)